UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2012

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CORPORATE EVENTS CALENDAR - 2012

Company Name	CPFL ENERGIA S.A.
Headquarters address	Rua Gomes de Carvalho, nº 1510 – 14º andar – Conj. 1402 São Paulo – SP
Website	www.cpfl.com.br/ir
Investor Relations Officer	Name: Lorival Nogueira Luz Junior
E-mail: lorival.luz@cpfl.com.br
Telephone(s): 55 + (19) 3756-8704
Fax: 55 + (19) 3756-8777
Responsible for the Investor Relations Area	Name: Eduardo Atsushi Takeiti
E-mail: eduardot@cpfl.com.br
Telephone(s): 55 + (19) 3756-8458
Fax: 55 + (19) 3756-6089
Newspapers in which corporate facts are published	Diário Oficial do Estado de São Paulo – DOESP Valor Econômico
Pursuant to the Arbitration Clause in the Company’s By-laws, the Company is bound to submit all matters of arbitration to the Market Arbitration Chamber.

Annual Financial Statements and Consolidated Financial Statements, if applicable, for the fiscal year ended December 31, 2011
EVENT	DATE
Delivery to BM&FBOVESPA/CVM	03/12/2012
Publication	03/13/2012

Standardized Financial Statements for the fiscal year ended December 31, 2011
EVENT	DATE
Delivery to the BM&FBOVESPA/CVM	03/12/2012

Annual Financial Statements and Consolidated Financial Statements, if applicable, in accordance with international accounting standards, for the fiscal year ended December 31, 2011
EVENT	DATE
Delivery to the BM&FBOVESPA/CVM	03/12/2012

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Shareholder payments related to the results of the fiscal year ended December 31, 2011 (*)
Payment	Event-Date	Amount (R$)	Value in R$/share	Payment date
			ON
Interim Dividends (**)	BDM – 08/10/2011	748 million	0.777023176	09/30/2011
Complementary Dividends (***)	BDM – 03/07/2012	758 million	0.788205126	04/27/2012

(*) Distributions already occurred will be ratified;

(**) The payment of interim dividend for the half-yearly net income (base date June 30, 2011), imputed to the mandatory dividends for the fiscal year, previously approved by the 180th Board of Directors meeting on August 10, 2011, pursuant to article 31 of CPFL Energia’s Bylaws;

(***) The declaration of complementary dividend, and its submission to a General Shareholders’ Meeting (OGM), to be held on 04/12/2012, pursuant to item "e" of Article 17 and Article 27 of the Bylaws.

Reference Form, for the current fiscal year December 31, 2012

EVENT	DATE
Delivery to the BM&FBOVESPA/CVM	05/10/2012

Quarterly Information

EVENT	DATE
Delivery to the BM&FBOVESPA/CVM
For the 1st quarter of 2012	05/07/2012
For the 2nd quarter of 2012	08/06/2012
For the 3rd quarter of 2012	11/05/2012

Quarterly information in English according to international standards

EVENT	DATE
Delivery to the BM&FBOVESPA/CVM
For the 1st quarter of 2012	05/07/2012
For the 2nd quarter of 2012	08/06/2012
For the 3rd quarter of 2012	11/05/2012

Ordinary and Extraordinary General Meetings

EVENT	DATE
Delivery of the Call Notice to the BM&FBOVESPA/CVM, accompanied by the management proposal	03/13/2012
Publication of the Call Notice	03/13/2012
Ordinary and Extraordinary General Meetings	04/12/2012
Delivery of the main resolutions from the Ordinary and Extraordinary General Meetings to the BM&FBOVESPA/CVM	04/12/2012
Delivery of the minutes of the Ordinary and Extraordinary General Meetings to the BM&FBOVESPA/CVM	04/12/2012

2

Scheduled Board of Directors Meetings

EVENT	DATE
2011 Results	03/07/2012
Delivery of the summary of resolutions to the BM&FBOVESPA/CVM	03/07/2012
Delivery of the minutes of the Board of Directors Meeting to the BM&FBOVESPA/CVM	03/16/2012

Conference Calls

EVENT	DATE
National and International Conference Calls - Analysis of 2011 results - Analysis of 1Q12 results - Analysis of 2Q12 results - Analysis of 3Q12 results	03/13/2012 05/08/2012 08/07/2012 11/06/2012

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Public Meeting with Analysts

EVENT	DATE

Public Meetings with Analysts opened to other interested parties:

- Investor’s Meeting APIMEC Rio

Local: Hotel JW Marriot

Address: Avenida Atlântica, nº 2600 - Copacabana - Rio de Janeiro/RJ

Room: Wayana – Brazilian Time: 12:30 p.m.

- Investor’s Meeting APIMEC Sul

Local: Hotel Sheraton

Address: Rua Olavo Barreto Viana, 18 - Moinhos de Vento - P. Alegre/RS

Room: Mercosul – Brazilian Time: 06:00 p.m.

- Investor’s Meeting APIMEC MG

Local: Hotel Mercure

Address: Avenida do Contorno, nº 7315 - Lourdes - Belo Horizonte/MG

Rooms: Kepler and Galileu –  Brazilian Time: 06:00 p.m.

- Investor’s Meeting APIMEC SP – VI Investors Meeting

Local: CPFL Energia (headquarters of CPFL Paulista)

Address: Rodovia Engenheiro Miguel Noel Nascentes Burnier, 1755

Km 2,5 - Campinas/SP - main entrance

Room: Auditório do Hall Institucional –  Brazilian Time: 08:30 a.m.

04/18/2012 05/23/2012 08/16/2012 12/04/2012

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 09, 2012

CPFL ENERGIA S.A.

By:	/S/ LORIVAL NOGUEIRA LUZ JUNIOR
Name: Title:	Lorival Nogueira Luz Junior Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.